Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Three Months Ended March 31, 2009 (Unaudited)	Years Ended December 31,
		2008		2007	2006	2005	2004
Earnings
Income before income taxes	$266	$619	(a)	$847	$912	$302	$283
Interest expense	56	220		267	303	332	219
Portion of rents representative of the interest factor	37	156		170	170	149	153

	$359	$995		$1,284	$1,385	$783	$655

Fixed Charges
Interest expense	$56	$220		$267	$303	$332	$219
Portion of rents representative of the interest factor	37	156		170	170	149	153

	$93	$376		$437	$473	$481	$372

Ratio of Earnings to Fixed Charges	3.9	2.6		2.9	2.9	1.6	1.8

(a)	Excludes the non-cash goodwill impairment charge of $540 million recorded in the Risk Consulting & Technology segment in 2008.